AB 2/28/06

06003450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ruan Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Grand Avenue, 3300 Ruan Center
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Smith (515) 245-3869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

666 Grand Avenue, Ste. 2500 Des Moines, IA 50309
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 24 2006
WASH. DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ruan Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel C Smith
Signature

Controller
Title

SHIRLEY A. BROWN
Commission Number 107725
My Commission Expires
5-14-08

Shirley A Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
Ruan Securities Corporation:

We have audited the accompanying statement of financial condition of Ruan Securities Corporation (the Company) as of December 31, 2005, and the related statement of operations, stockholders' equity and comprehensive income, and cash flows for the fifteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruan Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the fifteen months then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 2, 2006

RUAN SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2005

Assets

Cash	$	5,797,969
Receivable from clearing firm		13,431
Accounts receivable		26,375
Prepaid expenses		59,256
Property and equipment, net of accumulated depreciation of $125,298		83,159
Goodwill (note 8)		1,127,420
	$	7,107,610

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	833,663
Deferred tax liability (note 4)		12,000
Total liabilities		845,663
Stockholders' equity (note 5):		
Preferred stock, $1 par. Authorized 10,000,000 shares; issued none		
Class A common stock, $1 par. Authorized 10,000,000 shares; issued and outstanding 1,745,000 shares		1,745,000
Class B common stock, $1 par. Authorized 10,000,000 shares; issued none		—
Additional paid-in capital		1,153,900
Retained earnings		3,363,047
Total stockholders' equity		6,261,947
Commitments (notes 2 and 7)		
	$	7,107,610

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Operations

Fifteen Months ended December 31, 2005

Revenues:		
Net dealer inventory and investment gains	$	6,947,630
Commissions		152,850
Interest on municipal obligations		174,923
Public finance consulting fees		219,413
Other, including taxable interest		69,764
		7,564,580
Expenses:		
Compensation and employee benefits (notes 3 and 6)		5,491,542
Communications (note 3)		38,924
Building and office equipment (notes 2 and 3)		143,305
Depreciation		37,884
Dues and publications		130,250
Promotional		31,563
Clearing charges		146,388
Professional fees		19,245
Interest		—
Office supplies		15,548
Travel		84,171
Other operating expenses		239,815
		6,378,635
Income before income taxes		1,185,945
Income taxes (note 4)		442,000
Net income	$	743,945

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

Fifteen Months ended December 31, 2005

		Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2004	$	—	1,745,000	26,480	2,718,297	4,489,777
Dividends paid		—	—	—	(99,195)	(99,195)
Goodwill recorded from business combination		—	—	1,127,420	—	1,127,420
Net income		—	—	—	743,945	743,945
Balance at December 31, 2005	$	—	1,745,000	1,153,900	3,363,047	6,261,947

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Cash Flows

Fifteen Months ended December 31, 2005

Cash flows from operating activities:		
Net income	$	743,945
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		37,884
Change in assets and liabilities:		
Receivable from clearing firm		(7,933)
Accounts receivable		27,439
Prepaid expenses		(13,863)
Accounts payable and accrued expenses		(72,568)
Deferred tax liability		(12,000)
Cash provided by operating activities		702,904
Cash flows used in investing activities:		
Purchase of property and equipment		(55,673)
Cash flows used in financing activities:		
Dividends paid		(99,195)
Net increase in cash		548,036
Cash at beginning of year		5,249,933
Cash at end of year	$	5,797,969
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	457,495

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies and Related Matters

(a) Description of Business

Ruan Securities Corporation (the Company) operates as a fully disclosed, nonclearing registered broker and dealer in securities under the Securities Exchange Act of 1934.

On January 1, 2005, the Company was acquired by BTC Financial Corporation (BTC) when BTC purchased the assets of Ruan Capital Corporation (RCC), the Company's former owner. All common stock of the Company is owned by BTC Financial Corporation as of December 31, 2005.

As a result of the business combination, the Company changed their fiscal year-end from September 30th to December 31st, therefore this report is for the fifteen months ended December 31, 2005.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(c) Accounting for Security Transactions and Valuation

In accordance with recognized industry practice, securities transactions and related commission revenue and expense are recorded on a settlement-date basis, which is not materially different than if transactions were recorded on a trade-date basis.

Securities owned and securities sold but not yet purchased are valued at the quoted fair value, with the resulting gain or loss included in revenues.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(e) Goodwill

As a result of the business combination of BTC and RCC, goodwill was recorded on the books of the Company. Pursuant to FASB Statement 142, *Goodwill and Other Intangible Assets,* goodwill acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment. The Company assesses goodwill for impairment annually, and more frequently in the presence of certain circumstances.

(f) Income Taxes

The Company files consolidated federal and state income tax returns with BTC Financial Corporation. The Company's provision for income taxes is computed on a separate return basis.

(Continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Common Stock

Class B common stock has no voting power, except as otherwise required by law. No dividends are payable on the common stock until all dividends on the preferred stock, if any outstanding, have been paid.

(2) Commitments Under Operating Leases

The Company is obligated under operating leases for office space, office equipment, and automobiles (see note 3). Rent expense for office space and office equipment under lease arrangements was $103,665 and $43,105, respectively, for the 15 months ended December 31, 2005. Future minimum lease payments under noncancelable operating leases as of December 31, 2005 were as follows:

Year ending December 31:		
2006	$	195,555
2007		174,904
2008		165,259
2009		164,908
2010		164,908
Thereafter		824,537
Total minimum payments required	$	1,690,071

(3) Related-Party Transactions

The Company leases automobiles from affiliates of the Company. Rental expense to these affiliates totaled $46,506 for the 15 months ended December 31, 2005.

The Company pays medical, dental, and long-term disability insurance for its employees through Ruan Transport Corporation. Insurance expense for the 15 months ended December 31, 2005 was $195,051. Telephone expenses of $29,878 were paid by the Company to Ruan, Inc. for the 15 months ended December 31, 2005.

The Company made charitable contributions totaling $75,000 to World Food Prize, a subsidiary of Ruan, Inc. during the 15 months ended December 31, 2005.

The Company facilitated the sale of $11,345,000 in municipal bonds to related parties during the 15 months ended December 31, 2005. These transactions generated $199,475 in revenues.

(4) Income Taxes

Income tax expense for the 15 months ended December 31, 2005 consisted of the following:

		2005		
		Federal	State	Total
Current	$	370,000	84,000	454,000
Deferred		(10,000)	(2,000)	(12,000)
	$	360,000	82,000	442,000

Total income tax expense for the 15 months ended December 31, 2005 differs from the amount of income tax expense computed by applying the normal United States federal income tax rate of 35% to income before income tax expense. The reasons for such differences were as follows:

		2005
Computed "expected" tax expense	$	415,000
State income taxes, net of federal taxes		89,000
Permanent differences		(48,000)
Other		(14,000)
	$	442,000

Deferred tax liability of $12,000 at December 31, 2005, is a result primarily from temporary differences relating to depreciation expense.

(5) Net Capital

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6.67% of "aggregate indebtedness," as defined. Net capital and the net capital ratio fluctuate on a daily basis; however, at December 31, 2005 the Company had a ratio of aggregate indebtedness to net capital of 0.17 to 1 with a minimum net capital requirement of $250,000 and aggregate indebtedness and net capital of $845,663 and $4,965,737, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities.* Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(Continued)

(6) Employees' Profit Sharing and Savings Plan

The Company provides defined contribution retirement benefits through a 401(k) plan for employees who meet certain eligibility requirements. Employees are allowed to contribute up to the maximum allowed (Under 50 years of age - $14,000; Over 50 years of age - $18,000 in 2005) of pretax compensation into the plan. The Company shall make discretionary matching contributions of at least 20%, and may make discretionary contributions for a total, of but not more than 100%, of employee deferrals. For the 15 months ended December 31, 2005, contributions of $89,632 were included in compensation and employee benefits.

Employees are immediately 100% vested in their contributions. The vested portion of employer contributions increases annually after two completed years of service to 100% with six or more years.

(7) Commitments

At December 31, 2005, the Company was committed to purchase approximately $7,530,000 and sell approximately $3,305,000 of municipal bonds under various when-issued commitments. The amount of the commitments did not differ materially from the anticipated fair value of such securities.

(8) Goodwill

The carrying amount of goodwill at December 31, 2005 was $1,127,240. In accordance with Statement 142, the Company is required to test goodwill for impairment annually. The results of the 2005 test did not require the Company to recognize an impairment loss.

Schedule 1

RUAN SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	833,663
Deferred tax liability		12,000
Aggregate indebtedness	$	845,663
Net capital:		
Stockholders' equity	$	6,261,947
Deductions and/or charges:		
Nonallowable assets		(1,296,210)
Net capital before haircuts on trading securities		4,965,737
Haircuts on trading securities, computed pursuant to Rule 15c3-1(f)		—
Net capital	$	4,965,737
Minimum net capital (greater of $250,000 or 6.67% of aggregate indebtedness)	$	250,000
Ratio of aggregate indebtedness to net capital		.17 to 1

* There were no material differences between the computation of net capital or aggregate indebtedness as presented herein and as reported by the Company in Part II of Form X-17A-5 as of December 31, 2005.

Schedule 2

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2005

The Company has elected exemption under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

See accompanying independent auditors' report.

Schedule 3

RUAN SECURITIES CORPORATION

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

The Company has elected exemption under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

See accompanying independent auditors' report.